Exhibit 99.2

CONSENT OF QUALIFIED PERSON

May 22, 2024

VIA SEDAR+

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities (Prince Edward Island)

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities (Northwest Territories)

Nunavut Securities Office

Dear Sirs/Mesdames:

Re: Hudbay Minerals Inc. (the “Issuer”)

Prospectus Supplement dated May 22, 2024 to the Short Form Base Shelf Prospectus (collectively, the “Prospectus”)

I, Olivier Tavchandjian, do hereby consent to the reference to my name and to the use of extracts from, or summaries of, the following technical reports (the "Technical Reports") in the Prospectus:

1.	The technical report entitled “Copper Mountain Mine NI 43-101 Technical Report, Updated Mineral Resources and Mineral Reserves Estimate, Princeton, British Columbia, Canada” dated December 4, 2023, with an effective date of December 1, 2023;
2.	The technical report entitled “Phase I Pre-Feasibility Study and Updated Mineral Resources, Copper World Project, Pima County, Arizona, USA”, with an effective date of July 1, 2023;
3.	The technical report entitled “NI 43-101 Technical Report, Constancia Mine, Cuzco, Peru”, with an effective date of January 1, 2021; and
4.	The updated NI 43-101 technical report titled “NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada”, effective as of January 1, 2021.

I hereby confirm that I have read the Prospectus and all information incorporated by reference therein that is derived or extracted from the Technical Reports and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that is derived from the sections of the Technical Reports that I am responsible for preparing, or that is within my knowledge as a result of the services I performed in connection with the preparation of the Technical Reports.

DATED as of the first date indicated above.

Per:	“Olivier Tavchandjian”
Name:	Olivier Tavchandjian P. Geo.
Title:	Senior Vice President, Exploration and Technical Services, Hudbay

Signature Page – Consent of Qualified Person